

Mail Stop 7010

November 12, 2008

<u>Via U.S. mail and facsimile</u>

Mr. Matthew C. Flemming
Shumate Industries, Inc.
Chief Financial Officer
12060 FM 3083
Conroe, Texas 77301

> RE: Form 10-KSB/A for the fiscal year ended December 31, 2007
> Form 10-Q for the period ended June 30, 2008
> File No. 0-30291

Dear Mr. Flemming:

We have reviewed your response letter dated October 27, 2008 and have the following additional comments. If you disagree with our comments, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-KSB/A FOR THE YEAR ENDED DECEMBER 31, 2007

Notes to the Financial Statements

Note 7 – Notes Payable – Stillwater National Bank, page 46

1. We note your response to prior comment 3. Given that you do not have a written contemporaneous agreement to support your belief that Stillwater agreed to the debt forgiveness prior to becoming a related party in October 2005, please revise your financial statements to reflect such debt forgiveness in additional paid-in-capital. Refer to footnote 1 to paragraph 20 of APB 26.

2. We remind you that when you file your restated Form 10-KSB you should appropriately address the following:
   - an explanatory paragraph in the reissued audit opinion as well as consideration of whether the audit opinion should be dual dated;
   - full compliance with SFAS 154, paragraph 26;
   - fully update all affected portions of the document, including MD&A, selected financial data, and quarterly financial data;
   - updated Item 8A. disclosures should include the following:
     - a discussion of the restatement and the facts and circumstances surrounding it,
     - how the restatement impacted the CEO and CFO's original conclusions regarding the effectiveness of their disclosure controls and procedures,
     - changes to internal controls over financial reporting, and
     - anticipated changes to disclosure controls and procedures and/or internal controls over financial reporting to prevent future misstatements of a similar nature.
       Refer to Items 307 and 308(c) of Regulation S-B; and
   - include all updated certifications.

   We remind you to consider the filing requirements of Item 4.02 of Form 8-K.

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   Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

   If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691.

   Sincerely,

   Rufus Decker
   Accounting Branch Chief